SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002.

CP SHIPS LIMITED
(Translation of Registrant's Name Into English)

62-65 Trafalgar Square, London WC2N 5DY, United Kingdom
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant:
Form S-8 No. 333-13954

Exhibits Index appears on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CP SHIPS LIMITED
(Registrant)

Date: May 17, 2002

By: ____________________
Name: John K. Irving
Title: Vice President, General Counsel & Secretary

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

CP SHIPS

CP SHIPS RESPONDS TO TRC'S UNSOLICITED DISCOUNT OFFER

LONDON, UK (16th May 2002) — CP Ships has been notified by TRC Capital Corp that it has commenced an unsolicited tender offer for up to 2,750,000 or approximately 3.4% of outstanding common shares of CP Ships Limited at C$ 15.25 per share.

CP Ships does not recommend or endorse this offer which has been tendered at a 4.9% discount below the Toronto Stock Exchange closing price of CP Ships' shares on 13th May 2002. When compared to the closing price of CP Ships' shares on the Toronto and New York stock exchanges on 15th May 2002, the offer represents a 6.4% discount. Based on current market prices, shareholders would receive a higher price for their common shares by selling them through one of these exchanges.

CP Ships' shareholders are advised that TRC Capital reserves the right to amend or withdraw its offer at any time or to delay payment. Shareholders are also cautioned that those tendering to the offer would not be able to withdraw their shares from 5:00 pm (Toronto time) 7th June 2002 through 2nd July 2002 and that TRC Capital reserves the right to retain all deposited shares throughout that period and to decline to purchase those shares if it so chooses for any reason.

Shareholders are cautioned to consult their investment advisors and exercise caution in considering the TRC offer.

About CP Ships: *One of the world's largest container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates in 24 trade lanes, most of which are served by two or more of its six readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Lykes Lines and TMM Lines. Its fleet of 78 ships carries nearly 2 million teu per year. Within the majority of its core trade lanes, CP Ships is the leading carrier. Since 1996 CP Ships' revenue has grown at a compound annual rate of 28% while operating income has increased by more than 60%.CP Ships also includes Montreal Gateway Terminals, one of the largest marine container terminal operations in Canada. CP Ships is traded on the Toronto and New York stock exchanges under the symbol TEU. For further information, visit the CP Ships website (www.cpships.com).*

Contacts:
Investors
Jeremy Lee, VP Investor Relations
Telephone: + 44 (0)207 389 1153

Media
Elizabeth Canna, Director Corporate Communications
Telephone: +41 79 691 3764
or
Ian Matheson, Impress Communications Ltd
Telephone: +44 (0)1689 860 660

CP SHIPS

CP SHIPS UPDATES INVESTOR PRESENTATION

LONDON, UK (17th May 2002)—CP Ships Limited has updated its investor presentation. The updated presentation is posted on the CP Ships corporate website, which can be accessed at www.cpships.com.

-ends-

About CP Ships: *One of the world's largest container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates in 24 trade lanes, most of which are served by two or more of its six readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Lykes Lines and TMM Lines. Its fleet of 78 ships carries nearly 2 million teu per year. Within the majority of its core trade lanes, CP Ships is the leading carrier. Since 1996 CP Ships' revenue has grown at a compound annual rate of 28% while operating income has increased by more than 60%.CP Ships also includes Montreal Gateway Terminals, one of the largest marine container terminal operations in Canada. CP Ships is traded on the Toronto and New York stock exchanges under the symbol TEU. For further information, visit the CP Ships website (www.cpships.com).*

Contacts:

Investors

Jeremy Lee, VP Investor Relations

Telephone: +1 514-934-5254

Media

Elizabeth Canna, Director Corporate Communications

Telephone: +41 79 691 3764

Note: This announcement may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.